                            COMPLETE, SELF-CONTAINED
                                    APPRAISAL



                                  VALUATION OF

                            ESPERANZA AT VICTORVILLE
                      6.12 ACRES OF COMMERCIALLY ZONED LAND
                    EAST SIDE OF HESPERIA ROAD APPROXIMATELY
                          350 FEET NORTH OF SENECA ROAD
                                 VICTORVILLE, CA




                                  PREPARED FOR


                                MR. MARK KAWANAMI
                       NATIONAL INVESTORS FINANCIAL, INC.
                      4220 VON KARMAN AVENUE, SUITE NO. 110
                             NEWPORT BEACH, CA 92660







                                   PREPARED BY

                              DAVID J. LIKAS, MAI &
                            NOBLE R. TUCKER JR., SRA
                               LIKAS & ASSOCIATES
                         20101 SW BIRCH ST., SUITE 150B
                             NEWPORT BEACH, CA 92660


                                 DATES OF VALUE
                      DECEMBER 21, 1990 AND MARCH 31, 1998

                               LIKAS & ASSOCIATES
                      REAL ESTATE APPRAISERS & CONSULTANTS



March 31, 1998
Our File No. 19.1

National Investors Financial, Inc.
4220 Von Karman Avenue, Suite No. 110
Newport Beach, CA 92660

Attn:    Mr. Mark Kawanami


RE:      Complete, Self Contained Appraisal
         Esperanza at Victorville
         6.12 Acres of Commercially Zoned Land
         East side of Hesperia Road approximately 350 feet north of Seneca Road
         Victorville, CA


Dear Mr. Kawanami:

Pursuant to your request and authorization, We have conducted the investigations and analyses necessary to form opinions of market value. The values reported within this appraisal are of the above referenced property's fee simple estate. The function of this appraisal is for use in making financial decisions in regards to the property.

It is our understanding that the purpose and intended use of the appraisal will be to be referenced in an audit of your company to register it under the Securities Act with the SEC and to provide necessary information for the offering circular which will be distributed to investors. However, the report, including all market surveys and related data, conclusions, exhibits and supporting documentation may not be reproduced or references made to the report or to Likas & Associates/David J. Likas, MAI in any sale offering, prospectus, public or private placement memorandum, proxy statement or other document ("Offering Material") in connection with a merger, liquidation or other corporate transaction unless Likas & Associates/David J. Likas, MAI has approved in writing the text of such reference or reproduction prior to the distribution and filing thereof.

                        20101 SW BIRCH STREET, SUITE 150B
                             NEWPORT BEACH, CA 92660
                       (714) 752-6122 * FAX (714) 752-7509

National Investors Financial Inc.                         March 31, 1998
RE: Our File No. 19.1                                     Page Two


Based on the investigations undertaken, the analyses made, and on our experience as a real estate analysts and appraisers, and subject to the Assumptions and Limiting Conditions set forth in the report which follows, the subject property has market value estimates as follows:

                      MARKET VALUE AS OF DECEMBER 21, 1990
                      FIVE HUNDRED THIRTY THOUSAND DOLLARS
                                    $ 530,000

                        MARKET VALUE AS OF MARCH 31, 1998
                      TWO HUNDRED SEVENTY THOUSAND DOLLARS
                                    $ 270,000


The narrative report which follows sets forth the data and analyses upon which our opinions of value are, in part, predicated.

Respectfully submitted,


/s/ David J. Likas, MAI
David J. Likas, MAI
State Cert. #AG003694


/s/ Noble R. Tucker Jr., SRA
Noble R. Tucker Jr., SRA
State Cert. # AG001532

                                                 EXECUTIVE SUMMARY
                                    -----------------------------------------
Property Location:                  Esperanza at Victorville
                                    East side of Hesperia Rd.,
                                    approximately 350' north of Seneca Rd.
                                    Victorville, CA

Thomas Guide:                       Page 4296-E/7, San Bernardino County

Property Type:                      Commercial Land

Date of Values:                     December 21, 1990 & March 31, 1998

Date of Report:                     March 31, 1998

Property Rights:                    Fee Simple Estate

Site Size:                          6.12 Acres

Zoning:                             Commercial (C2-T)
                                    City of Victorville, CA

Highest & Best Use:                 Retail Development

VALUATION

MARKET VALUE AS OF
DECEMBER 21, 1990:                  $ 530,000 ($2.00/SF OF SITE AREA)

MARKET VALUE AS OF
MARCH 31, 1998:                     $ 270,000 ($1.00/SF OF SITE AREA)

EXPOSURE PERIOD:                    10-TO-12 MONTHS


                        TABLE OF CONTENTS
                        ------------------

ASSUMPTIONS AND LIMITING CONDITIONS..............................1

CERTIFICATION....................................................3

INTRODUCTION.....................................................6

AREA DESCRIPTION.................................................9

THE LAND........................................................23

ASSESSED VALUATION AND TAXES....................................30

HIGHEST AND BEST USE............................................31

VALUATION METHODOLOGY...........................................33

SALES COMPARISON APPROACH.......................................35

VALUATION.......................................................61


ADDENDA

Qualifications of Appraisers

                        ASSUMPTIONS & LIMITING CONDITIONS

The analyses and opinions set forth in this appraisal are subject to the following assumptions and limiting conditions:

1. No responsibility is assumed for matters which are legal in nature. A current title report was requested from the client but was not received. The client is recommended to review a preliminary title report.

         There are easements which are assumed to be typical utility easements and do not negatively impact the value of the property. We assume that none of these easements would adversely effect the subject property. Should this later be found to be not the case, we reserve the right to change our value estimate as stated herein. No responsibility is assumed by us for matters which are legal in nature. No opinion of title is rendered, and the property is appraised as though free of all easements, liens, or encumbrances and the title is assumed to be marketable. No survey of the boundaries of the property was undertaken by us. All areas and dimensions furnished to us are presumed to be correct. We recommend at the reader's discretion that a formal survey be commissioned to confirm the legal description, land areas and that no encroachments or adverse liens exist. We assume all taxes are current.

2. Information contained in this appraisal has been gathered from sources that are believed to be reliable, and, where feasible, has been verified. No responsibility is assumed for the accuracy of information supplied by others.

3. We assume no responsibility for economic or physical factors occurring subsequently to the date of value that effect the opinions stated herein.

4. We reserve the right to make such adjustments to the valuation herein reported as may be required by the consideration of additional data or more credible data that may become available.

5. Forecasts of future events that influence the valuation process are predicated on the continuation of historic and current trends in the market.

6. The property is appraised assuming it to be under responsible ownership and competent management and available for its highest and best use.

7. No engineering survey has been made. Except as specifically stated, data relative to sizes and areas were taken from sources considered reliable.

8. Maps, plats and exhibits included herein are for illustration only, as an aid in visualizing matters discussed within the appraisal. They should not be considered as surveys nor relied upon for any other purpose, nor should they be removed from, reproduced, or used apart from this report.

9. No opinion is expressed as to the value of sub-surface oil, gas, or mineral rights, or whether the property is subject to surface entry for the exploration or removal of such materials except as is expressly stated.

10. No opinion is intended to be expressed on matters which require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers.

11. The appraiser has inspected, as far as possible, by observation, the land; however, it was impossible to personally inspect the entire parcel. Therefore, no representations are made as to the site conditions unless specifically considered in the appraisal.

12. We shall not be required, by reason of this appraisal, to give testimony or to be in attendance in court or any governmental or other hearing in reference to the subject property without prior arrangements having first been made with the appraiser relative to such additional employment.

13. David Likas, MAI, and Noble R. Tucker Jr, SRA, the signatories of this appraisal, are members of the Appraisal Institute. The Bylaws and Regulations of the Appraisal Institute require each member and/or candidate to control the use and distribution of each appraisal by such member or candidate. Therefore, except as may hereinafter be provided, the party for whom this appraisal was prepared may distribute copies of this appraisal, in its entirety, to such third parties as may be selected by the party for whom this appraisal was prepared; however, selected portions of this appraisal shall not be given to third parties without the prior written consent of the signatories of this appraisal.

14. Neither all nor any part of the contents of this shall be conveyed to any person or entity, without written consent and approval of the signatories of this appraisal, particularly as to valuation conclusions, or to any reference to the Appraisal Institute or the MAI designation.
         Furthermore, this report is for the sole use of our client.

15. No environmental site assessment report was provided for our review. It is assumed that there are no hidden or unapparent conditions or substances in the soil or subsoil that may be hazardous or toxic. Our inspection of the subject property revealed no obvious problems. The appraisers are not qualified to detect such substances or conditions and are not responsible for arranging any engineering or research studies that may be necessary to discover such conditions or substances.

16. It is assumed that there are no deed restrictions to a single use of the subject. The presence of such restrictions could adversely impact site value.

17. No consideration has been given in this appraisal to personal property (if any) located on the site; only the real estate has been considered unless otherwise specified. This appraisal excludes the value of any items of a historical, archaeological or biological nature.

                                  CERTIFICATION


We, the undersigned, certify that, to the best of our knowledge and belief:

- the statements of fact contained in this report are true and correct and subject to the Assumptions and Limiting Condition herein set forth.

- the reported analyses, opinions, and conclusions are limited only by the reported Assumptions and Limiting Conditions, and are our personal, unbiased professional analyses, opinions and conclusions.

- we have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

- our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event. Furthermore, the appraisal assignment was not based on a requested minimum valuation, a specific valuation or the approval of a loan.

- our reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, USPAP, as published by the Appraisal Foundation, and the federal regulating agencies.

- we are competent to preform this appraisal assignment, by virtue of previous experience with similar assignments and/or appropriate research and education regarding the specific property type being appraised.

- David Likas, MAI, and Noble R. Tucker Jr, SRA,, have made a personal inspection of the property that is the subject of this report. We have considered pertinent facts affecting the value thereof.

- no one has provided significant professional assistance to the persons signing this report.

- the reported analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practices of the Appraisal Institute.

- market data pertaining to the value estimate has been accumulated from various sources and where possible examined and verified as to details, motivation and validity.

- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

- the Appraisal Institute conducts a program of continuing professional education for its designated members. David Likas, MAI, is currently certified under the continuing education program of the Appraisal Institute.

- the Appraisal Institute conducts a program of continuing professional education for its designated members. Noble R. Tucker Jr., SRA, is currently certified under the continuing education program of the Appraisal Institute.




          /s/ David Likas, MAI
         -------------------------------------------
         David Likas, MAI
         "Certified General Real Estate Appraiser"
         California State Certification No.:AG003694



          /s/ Noble R. Tucker Jr, SRA
         -------------------------------------------
         Noble R. Tucker Jr, SRA
         "Certified General Real Estate Appraiser"
         California State Certification No.:  AG001532

                                  INTRODUCTION

PURPOSE OF THE REPORT

The purpose of this report is to set forth the data, analyses and conclusions relative to our opinion of market value of the commercial land located on the east side of Hesperia Rd., approximately 350' north of Seneca Rd., Victorville, CA. The valuation of the subject is provided as of the following dates:

                      MARKET VALUE AS OF DECEMBER 21, 1990

                        MARKET VALUE AS OF MARCH 31, 1998

The opinions set forth in this report are subject to the Assumptions & Limiting Conditions set forth within.

FUNCTION OF THE APPRAISAL

The function of this appraisal is for use in making financial decisions in regards to the property.

It is our understanding that the purpose and intended use of the appraisal will be to be referenced in an audit of your company to register it under the Securities Act with the SEC and to provide necessary information for the offering circular which will be distributed to investors. However, the report, including all market surveys and related data, conclusions, exhibits and supporting documentation may not be reproduced or references made to the report or to Likas & Associates/David J. Likas, MAI, in any sale offering, prospectus, public or private placement memorandum, proxy statement or other document ("Offering Material") in connection with a merger, liquidation or other corporate transaction unless Likas & Associates/David J. Likas, MAI has approved in writing the text of such reference or reproduction prior to the distribution and filing thereof.

SCOPE OF THE APPRAISAL

The scope of this appraisal includes the process of collecting primary and secondary data (Comps Inc., TRW, etc. for sale data) relative to the subject property along with the supporting market data. This data has been analyzed and confirmed, whenever possible, leading to the value conclusions set forth. All of the approaches to value, the Cost, Income, and Sales Comparison Approaches, were considered in this report.

EFFECTIVE DATE OF THE APPRAISAL

The opinions expressed in this report are stated as of March 31, 1998, which coincides with the date of our property inspection. We have also rendered an opinion of value as of December 21, 1990.

DATE OF APPRAISAL PREPARATION

The appraisal was prepared on March 31, 1998.

INTEREST APPRAISED

This report pertains to a valuation of the fee simple estate.

MARKET VALUE DEFINED

The term "market value"(1) is defined as follows:

"MARKET VALUE" MEANS THE MOST PROBABLE PRICE WHICH A PROPERTY SHOULD BRING IN A COMPETITIVE AND OPEN MARKET UNDER ALL CONDITIONS REQUISITE TO A FAIR SALE, THE BUYER AND SELLER EACH ACTING PRUDENTLY AND KNOWLEDGEABLY, AND ASSUMING THE PRICE IS NOT AFFECTED BY UNDUE STIMULUS. IMPLICIT IN THIS DEFINITION IS THE CONSUMMATION OF A SALE AS OF A SPECIFIED DATE AND THE PASSING OF TITLE FROM SELLER TO BUYER UNDER CONDITIONS WHEREBY:

1.       BUYER AND SELLER ARE TYPICALLY MOTIVATED;
2. BOTH PARTIES ARE WELL INFORMED OR WELL ADVISED, AND ACTING IN WHAT THEY CONSIDER THEIR OWN BEST INTERESTS;
3.       A REASONABLE TIME IS ALLOWED FOR EXPOSURE IN THE OPEN MARKET;
4. PAYMENT IS MADE IN TERMS OF CASH IN U.S. DOLLARS OR IN TERMS OF FINANCIAL ARRANGEMENTS COMPARABLE THERETO; AND
5. THE PRICE REPRESENTS THE NORMAL CONSIDERATION FOR THE PROPERTY SOLD UNAFFECTED BY SPECIAL OR CREATIVE FINANCING OR SALES CONCESSIONS GRANTED BY ANYONE ASSOCIATED WITH THE SALE.

THIS APPRAISAL IS PREDICATED ON AN ALL CASH TO THE SELLER TRANSACTION.

-----------------------------
         (1)Title XI of the Federal Financial Institutions Reform, Recovery and Enforcement Act of 1989(FIRREA), Section 34.42(f)

HIGHEST AND BEST USE DEFINED

"Highest and Best Use"(2) is an appraisal concept which has been defined as follows:

         THAT REASONABLE AND PROBABLE USE THAT WILL SUPPORT THE HIGHEST PRESENT VALUE, AS DEFINED, AS OF THE EFFECTIVE DATE OF THE APPRAISAL.

         ALTERNATIVELY, THAT USE, FROM AMONG REASONABLY PROBABLE AND LEGAL ALTERNATIVE USES, FOUND TO BE PHYSICALLY POSSIBLE, APPROPRIATELY SUPPORTED, FINANCIALLY FEASIBLE, AND WHICH RESULTS IN HIGHEST LAND VALUE.


FEE SIMPLE ESTATE DEFINED

The term "fee simple estate"(3) is defined as follows:

         ABSOLUTE OWNERSHIP UNENCUMBERED BY ANY OTHER INTEREST OR ESTATE; SUBJECT ONLY TO THE LIMITATIONS IMPOSED BY THE GOVERNMENTAL POWERS OF TAXATION, EMINENT DOMAIN, POLICE POWER, AND ESCHEAT.


OWNERSHIP

The subject's current vesting is:

                            EVANS, HELEN D ETAL


PROPERTY HISTORY

The subject has not transferred within the last three years. Furthermore, it is not listed for sale.







--------------------------
         (2)Real Estate Appraisal Terminology, Byrl N. Boyce, Ph.D., Ed., Ballinger Publishing Company, Cambridge, Massachusetts, 1981.
         (3)The Dictionary of Real Estate Appraisal,m 3rd Edition, The Appraisal Institute, Chicago Illinois, 1993, p 140.

                           AREA DESCRIPTION

PHYSICAL CHARACTERISTICS

The subject property is located in the city of Victorville, San Bernardino County, California. San Bernardino County, Southern California's third most populated county, encompasses about 12,800 square miles. Together with Riverside County, San Bernardino County comprises the San Bernardino-Riverside-Ontario Metropolitan Statistical Area (MSA), or commonly known as the Inland Empire region of Southern California which encompasses 20,065 square miles. A location map is presented for reference on the following page.

The most intensely developed portion of the MSA is located in the western portions of the counties of Riverside and San Bernardino. The general boundaries are the San Gabriel Mountains to the north, the San Bernardino Mountains to the east, the Santa Ana Mountains to the south, and the Chino and La Puente Hills on the west. The County of San Bernardino is situated immediately to the east of Los Angeles County and north of Riverside County.

San Bernardino County is composed of several distinct geographic/economic regions. The city of San Bernardino has an economic base comprised of the financial, services, and government sectors and is located in the east valley area of western San Bernardino County. The City of Victorville is located in the High Desert region, also known as the Victor Valley portion of San Bernardino County. This region is bounded by the Mojave Desert to the north, Adelanto and the Los Angeles County line to the west, the San Bernardino Mountains to the south, and the Lucerne Valley to the east.

Riverside and San Bernardino Counties extend about 200 miles easterly to the Colorado River on the Arizona Border, to within 50 miles of the Pacific Ocean. The majority of the population resides within the metropolitan area surrounding the cities of Riverside and San Bernardino, both situated near the westerly end of their respective counties. Since 1950, population in the area has rapidly risen to its current level of just over 2.8 million people. This trend is expected to continue as less expensive commercial, industrial, and residential land attracts residents and businesses from the more expensive and intensely developed Los Angeles and Orange County regions.

The varied county topography includes level land areas, mountains, valleys, dry lake beds, the Colorado River Valley, the San Gabriel and San Bernardino Mountains, several lakes and a large valley which forms a part of Southern California's citrus belt.

                                REGIONAL MAP

All modes of transportation are available to Inland Empire. A well-integrated freeway system serves the general area. Freeways which link the Inland Empire to business centers of Southern California include Interstate Highways 10, 15, and 215, and CA state Highways 60 and 91. The subject property is located approximately 2 miles east of Interstate 15 and has adequate local and regional access.

The Inland Empire has excellent rail service, with the largest switching yard west of Chicago located in the cities of Colton and Rialto. The area is serviced by the Santa Fe, Southern Pacific, and Union Pacific Railroads. Commuter rail service has been instituted between San Bernardino and downtown Los Angeles as well as Riverside and downtown Los Angeles. This service is provided by the Metrolink commuter train system which connects to the Los Angeles subway system at Union Station northeast of the Los Angeles downtown area.

Overall, the region's natural and man-made physical environment provides adequate resources for commercial development.


POPULATION

The San Bernardino-Riverside Counties area is one of the fastest growing regions in the nation. This is attributable to a desirable physical environment, low housing costs, and a diverse mixture of industry experiencing expansion. As of 1988, the Riverside-San Bernardino MSA was the 17th most populous region in the country. For metropolitan areas over one million people, the MSA grew at a faster rate between 1980 and 1985 then any other in the United States. Migration to the region by industrial and service businesses, families searching for more affordable housing, and the natural growth of a relatively young population have all added to the positive changes that have taken place. Inland Empire population has grown by 231,500 since 1990. At 2,820,274 as of January 1, 1997, the region would be the 30th largest "state" just ahead of Oregon.

According to the California Demographic Research Unit, the population of San Bernardino has grown by an annual growth rate of 4.7% from 1993 to 1997, or from approximately 1,320,000 to 1,587,400. The city of Victorville has experienced substantial growth since 1980, with the population growing from 14,229 people in 1980 to 40,674 residents in 1990, an increase of 11% annually. According to the City of Victorville's Chamber of Commerce, the city is estimated to have reached 60,400 residents, as of January 1, 1997, a 6% annual increase from 1990.

This population trend should have a positive impact on the subject property with an increased demand for housing in the area. This is evidenced by the number of housing units in the city, which has also grown significantly since 6,108 units in 1980 to 23,143 units in January of 1996, or an annual growth rate of 9%.

ECONOMY

The following table summarized key economic indicators within the Inland Empire for 1998.

ITEM                               1997                          1998 FORECAST
---------------------------------  ----------------------------  -------------------------
---------------------------------  ----------------------------  -------------------------
Job Growth                         4.1%                          4.0%
Unemployment Rate                  7.1%                          6.8%
Taxable Sales                      $25.8 Billion                 $26.7 Billion
No of Homes Permitted              13,000                        14,000
---------------------------------  ----------------------------  -------------------------
No of Homes Sold                   53,000                        55,000
---------------------------------  ----------------------------  -------------------------
---------------------------------  ----------------------------  -------------------------

Source: Inland Empire Economic Databank and Forecasting Center/U.C. Riverside

The preceding table portrays the strengthening job growth market, declining unemployment rates, increasing retail sales, and increased demand for housing in the region. This is attributed to the diverse labor pool, abundance of affordable land available for development, and the increasing population base.

The following table portrays the labor force and unemployment rates within San Bernardino and Riverside County from 1990 to 1998.

                        RIVERSIDE-SAN BERNARDINO COUNTIES
                         LABOR FORCE, UNEMPLOYMENT RATES

        Item            1990         1991         1992        1993        1994       1995        1996        1997         1998
-------------------- -----------  -----------  ----------- ----------  ---------- ----------  ----------  ----------  ------------
RIVERSIDE
COUNTY
Employment             430,300      424,700      459,900    508,700     526,900    546,000     574,150     597,116      600,000f
Unemployment            35,900       51,100       64,700     67,200      62,500     57,900      43,635      42,992       40,800f
Unemployment            7.7%         10.7%        12.3%      11.7%       10.6%       9.6%        7.6%        7.2%         6.8%f
  Rate

    SAN
BERNARDINO
  COUNTY

Employment             530,700      563,000      552,500    605,500     626,700    626.600     641,600     643,500      645,000f

Unemployment            34,700       49,600       60,500     63,800      57,200     53,700      44,270      46,332       43,860f
Unemployment            5.7%         8.1%         9.9%        9.5%        8.4%       7.9%        6.9%        7.2%        6.8%f
  Rate

-------------------- -----------  -----------  ----------- ----------  ---------- ----------  ----------  ----------  ------------

Source: Los Angeles Economic Development Committee, Jack Kyser, Chief Economist January 1998.

According to a recent study by the Los Angeles Economic Development Committee, the employment base within San Bernardino County has increased from 530,700 in 1990 to approximately 645,000 in 1998. This reflects an average annual growth rate of 2.5%.

According to the Inland Empire Business Journal, as of January 1, 1998 Stater's Brothers Markets is the largest local employer in the Inland Empire with over 10,600 employees followed closely by United Parcel Service with their HUB at Ontario airport. The largest employers within the Inland Empire are summarized in the forthcoming table:

EMPLOYER                                NO. EMPLOYEES LOCALLY                   TYPE OF BUSINESS
--------------------------------------- --------------------------------------  ----------------------------------
Stater Brothers Markets                 10,600                                  Grocery Retailer
United Parcel Service                   6,500                                   Package delivery
Loma Linda University Medical Center    5,450                                   Health Care
Kaiser Permanente Medical CenterCty     5,100                                   Health Care
San Bernardino Unified School           5,000                                   Education-Public
District
Ralphs Grocery Store                    4,022                                   Grocery
March Air-Force Reserve Base            4,000                                   Military
Corona/Norco Unified School District    3,593                                   Public Education
Pomonoa Unified School District         3,283                                   Public Education
National Training Center                3,247                                   Military
Riverside Unified School District       3,203                                   Public Education
UC Riverside                            3,191                                   University
GTE California                          2,600                                   Telecommunications
Chino Valley Unified School District    2,400                                   Public Education
Lucky Stores                            2,395                                   Grocery and Drug Retailer
Fleetwood Enterprises                   2,300                                   Manufactured Housing and RV's
Pomona Valley Hospital Medical          2,166                                   Health Care
Center
Valley Health Center                    2,065                                   Health care
Cal Poly University                     2,000                                   University
Colton Joint Unified School District    1,940                                   Public Education

--------------------------------------- --------------------------------------  ----------------------------------

As cited in the above table, the Inland Empire has a diversified employment base ranging from bureaucratic employers to large corporate entities. Due to the strong employment base, and myriad of employment entities as cited in the above table, demand for housing has escalated. The Inland Empire has had some it's largest employment gains since 1990 and should continue to outperform the rest of Southern California, according to data published by the Inland Empire Economic Databank and Forecasting Center at U.C. Riverside.

Overall economic trends are positive, retail sales are increasing, and real estate values are beginning to climb. Unemployment rates are at their lowest levels since 1993. These trends should positively impact the region.

AREA CONCLUSION

San Bernardino County is experiencing a relatively rapid expansion of its population and economic base precipitated by affordable housing and direct access to major employment centers via the area's network of freeways. The growth of the local housing market is due to the area's relatively abundant supply of affordable land and direct access to employment. There is a growing trend of younger families who work in the Orange-Los Angeles Counties metropolitan area and moving to the San Bernardino-Riverside area to find affordable housing. New commercial and industrial businesses are also attracted to the area by an available labor pool, relatively close proximity to major metropolitan areas and lower land costs. In summary, this combination of social and economic forces will continue to generate demand for residential property such as the subject.

                      VICTORVILLE CITY DESCRIPTION

PHYSICAL CHARACTERISTICS

The City of Victorville is located in the high desert area known as Victor Valley which has a trade area population of approximately 300,000. The city of Barstow is located 30 miles to the northeast along the Barstow Freeway (Interstate 15). A location map is provided for reference on the following page.

Victorville, which was incorporated in 1962, is located 97 miles northeast of Los Angeles, and 35 miles north of downtown San Bernardino. Victorville encompasses a 59.79 square mile area and is situated in the center of Victor Valley. Victor Valley includes the bedroom communities of Hesperia, Apple Valley, Lucerne Valley and the newly developing Adelanto. Victorville is extensively laid out with several community commercial centers interspersed with the continuing residential development. Interstate Hwy. 15 and CA State Highway 18 intersect near the heart of the city.

Victorville is regarded as a secondary desert location within the Southern California Region offering lower residential and commercial real estate prices. This is due in part, to it's somewhat remote location and hot summer climate.


POPULATION

The residential population of Victorville is currently 60,400, according to the Victorville Chamber of Commerce. Estimates suggest that this figure more than doubles during business hours to serve the commercial needs of the more than 300,000 people who call the Victor Valley home.

Victorville has experienced substantial growth since 1980, with the population growing from 14,229 people in 1980 to 40,674 residents in 1990, an increase 11% annually. According to the City of Victorville's Chamber of Commerce, the city is estimated to have reached 60,400 residents as of January 1, 1997, a 6% annual increase from 1990.

The number of housing units in the city have grown from 6,108 units in 1980 to 23,143 units in January of 1996, an annual growth of 9%. The driving force behind Victorville's rapid population and employment growth during the 1980s and 1990s is Victorville's lower land prices and housing costs relative to other parts of Southern California. This lower land basis helped draw residents looking for more affordable housing options, as well as businesses to serve this growing population base. The affordability of housing in Victorville is demonstrated by the price differential between homes in Victorville and other parts of Southern California (from which the bulk of new residents are drawn).

Overall, these population statistics, which indicate a rapidly increasing trend, bode well for the subject property.

                            VICTORVILLE CITY MAP

ECONOMY

Most of Victorville's employment opportunities fall into service-related businesses, with approximately 40% of businesses in the City of Victorville in the retail sales category. Local manufacturing companies are primarily related to mining and the production of cement.

The major non-manufacturing employers within the city of Victorville are as follows:

                     EMPLOYER                           NO.OF EMPLOYEES
                     --------                           ---------------
         Victorville School District                        1,020
         Desert Valley Hospital/Medical Group                 950
         Victor Valley Community Hospital                     790
         Victor Valley Community College                      650
         City of Victorville                                  450
         GTE                                                  600
         County of San Bernardino                             379
         Wal-Mart                                             350
         Southern California Edison                           205
         Southwest Portland Cement                            200
         Southwest Gas Corporation                            180

Major manufacturing employers within the city of Victorville are as follows:

                     EMPLOYER                           NO. OF EMPLOYEES
                     --------                           ----------------
         AFG Industries (glass manufacturing)                 241
         Riverside Cement Company (Oro Grande)                212
         Southdown Victorville Cement Plant                   200
         Mitsubishi Cement (Lucerne Valley)                   183

Within the City of Victorville there are approximately 3,250 acres zoned for commercial use of which 60% remains available for development. Victorville is home to the largest enclosed regional shopping center between San Bernardino and Las Vegas which is known as The Mall of Victor Valley. This center is anchored by four major department stores: Harris Company, J.C. Penny, Mervyns, and Sears.

There are in excess of 5,400 acres within the city limits of Victorville zoned for light and heavy industrial use. Nearly 90% of this land is vacant and is available in parcels ranging in size from one half to five hundred acres.

The number of wage and salary jobs in Victorville has increased considerably since the 5,285 jobs in 1980, to 14,822 jobs in 1990, and to an estimated 19,407 jobs in 1996, reflecting an estimated annual increase of 8% over the 16-year period.

The bulk of jobs in Victorville are in the Trade sector accounting for 24% of jobs, followed by the manufacturing sector (11%), and the business/Personal/Entertainment sector (11%). The most substantial job growth since 1991 has been in the Health Services sector which has experienced a 8% annual increase over the past six years.


CITY CONCLUSION

Victorville is experiencing a relatively rapid expansion of its population and economic base precipitated by affordable housing and direct access to major employment centers via the area's network of freeways. The growth of the local housing market is due to the area's relatively abundant supply of affordable land and direct access to employment. There is a trend of younger families who work in the Orange-Los Angeles Counties metropolitan area and moving to the Victorville area to find affordable housing. New commercial and industrial businesses are also attracted to the area by an available labor pool, relatively close proximity to major metropolitan areas and lower land costs.

In summary, this combination of social and economic forces will continue to generate demand for residential land such as the subject.

                             NEIGHBORHOOD OVERVIEW

The subject property is located on the east side of Hesperia Road, approximately 350 feet north of Seneca Road, an east/west traffic artery serving the eastern portion of the city of Victorville. A location map is located on the next page for reference.

The subject property is comprised of vacant land within the city limits. Community shopping centers are located on 7th Street to the west, and on the Palmdale/Lancaster Road 18. Area wide commercial development is concentrated along 7th Street and further west of the Freeway serve the area. There is strong competition along Palmdale Boulevard with many vacant inline spaces. Residential tracts characterize areas immediately to the east. The uses immediately surrounding the subject property are as follows:

         NORTH:   Vacant Land and a  Metal Butler Industrial Building utilized for manufacturing and storage.
         WEST:    School, vacant land, housing tracts, single-family dwellings
         SOUTH:   Small mom and pop retail stores and vacant land
         EAST:    Vacant undeveloped land.

The initial growth of the subject's neighborhood can be attributed to its proximity to the freeway, and arterial streets. The neighborhood is partially built-out with areas of vacant land zoned for residential developments and supporting commercial projects. A post office, fire station, elementary schools, junior high school, and a public library are situated within the neighborhood.

The area is considered to be in a slow-to-moderate growth mode with land available for development. The area reflects average maintenance and is influenced by its proximity to the Interstate 15 Freeway and surface corridors. The subject site is located approximately 2 miles east of the intersection of 7th Street and Interstate 15 Freeway.

For a retail center to be feasible within the subject neighborhood, the potential population growth of the area must be considered. Population growth has been somewhat flat as of late. However, the trend is for increased growth in the future.

Schools, police protection, medical facilities, retail shopping facilities, freeways, recreational facilities, and other consumer supporting facilities are in close proximity to the neighborhood. There is a residential subdivision site located immediately west of Hesperia Road which could accomodate 160 potential housing units which would significantly increase the residential population base. In addition, the city's general plan recommends commercial development within the subject neighborhood to accommodate the increased demand.

Overall, the subject neighborhood is considered to be adequately suited for commercial development such as a retail center to serve the growing population.

                              NEIGHBORHOOD MAP


                                     [MAP]

                    VICTORVILLE RETAIL MARKET OVERVIEW

Despite a strong economy, rents and values for many retail properties will remain soft in 1998. Pressure on rents brought about by over-building, weakness in demand for space and store closures caused by lagging profits are the forces causing a soft market.

In 1997, within the City of Victorville there was approximately 3,250 acres zoned for commercial use and nearly 60% remains available for development. Rental rates typically range from $0.50 to $1.50 per square foot on a modified gross basis. According to a study prepared by the Atkins/Odonnel Company, the vacancy level within the city is approximately 15%.

According to the Chamber of Commerce, in 1997 there were approximately 740 retail outlets with a total of approximately $700 million in retail sales. According to the California Retail Survey, Retail establishments have grown from 348 in 1985 to 717 in 1995, an annual growth rate of 7%. Retail sales increased from $267 million to $665 million over the same period reflecting an annual growth rate of 10%. In the past five years, the fastest growing retail sectors, in terms of sales, have been general merchandise stores and retail stores.

Overall, although market conditions are somewhat soft, the underlying population growth of the area has supported expansion within the area's retail market. The current forecast is for improving market conditions which should positively impact the subject commercial site.

                                  THE LAND

LOCATION

The subject site is located on the east side of Hesperia Road approximately 350 feet north of Seneca Road, in the northwestern portion of the city of Victorville. It is bounded by the Hesperia Road on the west, and Seneca Road approximately 350 feet to the south.

A plat map indicating the subject is set forth on the following page. Subject photographs are included at the end of this section.


SIZE AND SHAPE

The property consists of 6.12 acres, or 266,568 sf, of unimproved raw land with varying terrain and topography. The site is triangular in configuration and has approximately 1,000 feet of frontage along Hesperia Road.


TOPOGRAPHY & DRAINAGE

Approximately 75% of the subject site is characterized by slopes of less than 20%. Site drainage is directed toward Hesperia Road and the Oro Grande Wash and appears adequate. Drainage is assumed to be adequate. The site would need to be graded in order to be developed.


UTILITIES

The subject site has all utilities except sewer to the site. Sewer is presently located in Seneca Road to the south, according to Helen Wilson at the Victorville City Engineering Office. Water mains are located in Seneca and Hesperia Roads, with laterals needed.


FLOOD MAP/PANEL/ZONE/DATE

The community participates in the National Flood Insurance Program. The map number is 06071 and the panel number is 5820. The property is located within a flood zone X, which would not require flood insurance. The map is dated March 18, 1996.

                         PLAT MAP-SUBJECT PROPERTY


                                     [MAP]

SOILS & GEOLOGY

No soils or environmental reports were uncovered or made available for the appraiser's review. We explicitly assume that a soils report would not reveal any unusual conditions and that there are no adverse soil conditions at the subject site. We also assume that the subject's soils conditions will not negatively affect the value of the subject property.


EASEMENTS & RESTRICTIONS

No title report reflecting the subject lot was made available for your appraiser's review. Within this appraisal, it is explicitly assumed that the only easements are normal street, utility and access easements which do not adversely affect the value of the subject property. In our valuation analysis of the subject property, we have assumed that the subject has clear and marketable title.


NUISANCES & HAZARDS

Based on a visual inspection of the subject site and the surrounding areas, the subject site does not appear to be impacted with hazards or nuisances. The subject site is reportedly not located within a designated flood hazard area. It is not located in a earthquake fault zone. No responsibility is assumed for any expertise/knowledge in uncovering such hazard, and the client is urged to retain an expert in this field, if desired.


ZONING

We interviewed Mr. Dan Liudahl, at the Victorville City Planning Department, on March 19, 1998 and again on March 27,1998. He informed us that the property is zoned C2-T. The "T" is a transitional use zoning.

The purpose of the C2-T district is to provide suitable locations and lands for various commercial activities. This district accommodates most commercial activities that are neighborhood, community, and regional in scale including retail and office buildings. The following table provides a brief overview of the zoning requirements.

Building site Area:                     Minimum 10,000 sf
Lot Coverage:                           60 percent
Building Height:                        45 Feet
Parking:                                Varies dependent upon the type of use

The provisions of a Transitional District (T) may be added to any district. Basically, the Transitional District standards are less restrictive then the provisions of the district to which it is applied, allowing for broader uses within that district.


STREETS AND ACCESS

Hesperia Road is a two-lane arterial street traversing the west side of the subject property in a north/south direction. There are no concrete curbs, gutters, or sidewalks to the perimeter of the subject site. It is an asphalt paved street which is approximately 64 feet wide.


CONCLUSION

The subject has modestly sloped topography and has all the necessary and normal utilities available. The subject site is currently raw, commercial acreage, triangular in shape, with substantial frontage along Hesperia Road. There is approximately 1,000 feet of frontage along Hesperia Road which offers good visibility and enhances the possibilities of the site. The subject site provides for adequate functional utility.

                             SUBJECT PHOTOGRAPHS

                                  [PICTURE]



         View of the subject looking in a southeast direction.












                                  [PICTURE]



         View of the subject looking in an easterly direction.

                                  [PICTURE]


Street Photo of Hesperia Road looking in a northerly direction with the subject being to the right.












                                  [PICTURE]


Street Photo of Hesperia Road looking southerly direction with the subject being to the left.

                       ASSESSED VALUATION AND TAXES

Real property taxes in California are limited to 1% of market value of the property, as of a specified base year. The base year valuation is the 1975 Assessor's market value estimate, or market value indicated by a sale, or market value based upon reappraisal of the property which is triggered by new construction or long term leasing of the property. In addition to the taxes at 1% of the base year market value, there is an additional tax to amortize any previous voter-approved bonded indebtedness. To provide for inflation, if there is no sale, lease, or new construction, there is a maximum 2% per year increase allowed in the assessed values assigned to land and improvements.

The subject's 1997/98 effective tax rate, inclusive of special assessments, is approximately 1.21%. Tax rates in the subject area have remained fairly constant over the past two years and are expected to remain stable in the near future. The subject's tax rate is line with those at competing sites.

The subject property currently has the following assessed values:

ASSESSOR PARCEL NO         ASSESSED/LAND             ASSESSED BLDG.               1997/1998 TAXES
------------------         -------------             --------------               ---------------
0477-541-21                $291,264                  $0                           $3,534

The property taxes are past due and delinquent in the amount of $15,542.25 as indicated by the San Bernardino County Tax Assessor. Please note that this does not include the 1997 tax year and the amount is only good until April 30, 1998. Based upon the final market value in the report, property taxes would most likely increase if the property was sold. Within this valuation analysis, we explicitly assume that taxes are current.

                            HIGHEST AND BEST USE

The Highest and Best Use is that use which is most likely to produce the greatest net return over a given period of time. Net return refers to the residual left over from gross yield after all costs have been deducted. Only those uses which are natural, probable, and legally permissible may be considered tenable. Thus, Highest and Best Use may be defined as the available use and program of future utilization that produces the highest present land value.

We have investigated and analyzed the Highest and Best Use of the subject site in regard to the following four considerations.


PHYSICALLY POSSIBLE

The physical characteristics of the subject site, such as its size, frontage, topography, accessibility, and utility availability are sufficient for a variety of commercial and residential uses. However, the subject is situated on a street which lends itself to commercial development, as evidenced by similar type sites having been improved with this usage. Physically possible uses would include retail and office uses.


LEGALLY PERMITTED

The subject site is zoned C2-T, which allows for a variety of commercial uses including retail and office uses. Residential and industrial uses are not permitted. Therefore, of the physically possible and legally permissible uses, retail or office uses are the most likely.


ECONOMICALLY FEASIBLE

Our research within the subject's market has revealed strengthening market conditions. The subject site is best suited for retail usage, due to it's commercial street location within a residential neighborhood. Furthermore, it's C2-T zoning restricts the site to commercial usage. Overall, the most practical use of the subject site would be that of a retail center serving the local population. This is evidenced by similar type properties developed along Hesperia Road.

The subject's local market, however, is experiencing soft conditions, as so evidenced by the market's current vacancy level of 15%. Rental rates are at only moderate levels and there is significant land available for retail development. Overall, it is our opinion that the most economical use of the subject site would be to hold for future retail development.

MOST PROFITABLE

As discussed above, and based on the tests of availability, adaptability and demand, the indicated highest and best use of the site would be to hold the site for future retail development.


CONCLUSION OF HIGHEST & BEST USE

After having applied the tests of availability, adaptability, and demand, we have concluded that the highest and best use of the subject site would be to hold the site for future retail development.

                            VALUATION METHODOLOGY

BASIS OF VALUATION

Valuation is based upon general and specific background experience, opinions of qualified informed persons, consideration of all data gathered during the investigative phase of the appraisal, and analysis of all market data available to the appraiser.


VALUATION APPROACHES

Three basic approaches to value are available to the appraiser: the Cost Approach, the Income Approach, and the Sales Comparison Approach.


COST APPROACH

This approach entails the preparation of a replacement or reproduction cost estimate of the subject property improvements new and then deducting for losses in value sustained through age, wear and tear, functionally obsolescent features, and economic factors affecting the property.

The land value is then added to the depreciated cost and entrepreneurial profit to arrive at a value estimate.


INCOME APPROACH

This approach is based upon the theory that the value of property tends to be set by the expected net income to the owner. It is in effect the capitalization of expected further income into present worth.

This approach requires an estimate of net income, an analysis of all expense items, the selection of a capitalization technique, and the processing of the net income stream into a value estimate.


SALES COMPARISON APPROACH

This approach is based upon the principle that the value of a property tends to be set by the price at which comparable properties have recently been sold or for which they can be acquired.

This approach requires a detailed comparison of sales of comparable properties with the subject property. One of the main requisites, therefore, is that sufficient transactions of comparable properties be available to provide an accurate indicator of value and that accurate information regarding price, terms, property description and use be obtained through interview and observation.

CONCLUSION

Since the subject property consists of vacant land, the Sales Comparison Approach was utilized to estimate value on an all cash basis. This is one of the most frequently utilized methods of valuing vacant commercial sites. Furthermore, there were adequate direct land sales of similar sites which made the Sale Comparison Approach a reliable indicator of value. Since the subject consists of only land, neither the Cost or Income Approaches to value were utilized.

We will commence with the December 1990 valuation of the subject property via The Sales Comparison Approach, followed by the March 1998 valuation.

                          SALES COMPARISON APPROACH


GENERAL

The Sales Comparison Approach to Value consists of a comparison of the entire property being appraised or various portions thereof with other similar properties which have sold or which are offered for sale. The indication of market value is the price at which an equally desirable property has recently sold, or can be purchased in the open market. The value found by the study of comparable sales yields market value directly in accordance with its legal definition. This approach is based on the principle of substitution which asserts that, when a property is replaceable, its value tends to be set by the cost of acquisition of an equally desirable substitute property, assuming no costly delay is encountered in making the substitutions.

VALUATION

A search of the San Bernardino County public records and a market investigation were conducted in order to uncover sales of comparable sites with similar highest & best uses. Our investigation uncovered several meaningful sales. A summary sheet, location map, and sale data sheets followed by an analysis of the sales and a conclusion of value for the subject's respective dates of values are presented forthcoming.

As noted within the valuation methodology section, we will commence with the December 1990 valuation of the subject followed by its March 1998 valuation.

                        COMMERCIAL LAND SALES SUMMARY
                      DECEMBER 21, 1990 - DATE OF VALUE


DATA NO.                   SALE             SIZE LOT          SALEPRICE         PROPOSED
LOCATION                   DATE             ZONING            $/SF              USE
------------               -----            ------            ----              ---
Land Sale No.1             12-93            4.30 Acres        $384,000          Office
NEC Midtown &                               C2                $2.05
Amargosa Rd.
Victorville, CA

Land Sale No.2             09-93            3.20 Acres        $350,000          Retail
SE Cnr of 7th & Merril                      C2                $2.51
Victorville, CA

Land Sale No.3             12-90            9.00 Acres        $1,176,120        Commercial
E Side of Hesperia Rd      Listing          C2T               $3.00 SF
N of Seneca Rd.
Victorville, CA

Land Sale No.4             03-90            13.17 Acres       $2,300,000        Retail
NEC Cottonwood &                            C2T               $4.01 SF
Pahute
Victorville, CA

Land Sale No.5             1-90             2.6 Acres         $285,000          Retail/Offices
N Side of Green Tree                        C2                $2.52
E of Rodeo
Victorville, CA


                   LOCATION MAP COMPARABLES 1, 2, 3, AND 5
                       DECEMBER 21, 1990 DATE OF VALUE

                                    [MAP]

                        LOCATION MAP COMPARABLE NO. 4
                       DECEMBER 21, 1990 DATE OF VALUE


                                     [MAP]

LAND SALE NO. 1

Location:                                   Northeast Corner of Midtown Drive & Amargosa Road in
                                            Victorville, California
Assessors Parcel Number:                    395-311-15
Grantor:                                    Fu Mai, Limited Partnership
Grantee:                                    Delatore, John A.
Thomas Brothers Guide:                      316-A6
Document Number:                            #570184
Date of Sale:                               December 30, 1993 closed
Shape:                                      Irregular
Frontage:                                   437 Feet on Amargosa Road
Utilities:                                  All to the site
Topography:                                 Level
Size:                                       187,317 sf or 4.30 Acres
Zoning:                                     C2, Victorville
Sales Price:                                $ 384,000
Sales Terms:                                All cash
Sales Price per Sq.Ft.                      $ 2.05
Verified by:                                Dataquick, Comps Incorporated
                                            John Delatore, A. Owner (760)-241-7348 or 243-1622

Comments:                                   This Parcel is located in a developing commercial
                                            neighborhood with a Stater Brothers shopping center having been developed to the South at Roy Rogers Drive and
                                            Amargosa Roads.  This site does not have curbs and gutters to the site with the site development being the responsibility of the developer.  There are no special assessments against the property.  The owner is holding the Property as an investment.
                                            The property is currently listed with an asking price of
                                            approximately $400,000 being entertained.


LAND SALE NO. 2

Location:                           Southeast Comer of 7th and Merril Streets in Victorville,Califomia
Assessors Parcel Number:            477-042-27; 477-093-04
Grantor:                            West Coast Realty Finance
Grantee:                            Scott, Fred & Nassif, Susan H.
Thomas Brothers Guide:              316-D6
Document Number:                    #401159
Date of Sale:                       September 17, 1993 closed
Shape:                              Irregular
Frontage:                           200 Feet on 7th Street
Utilities:                          All to the site
Topography:                         Level
Size:                               139,442 sf or 3.20 acres
Zoning:                             C2, Victorville
Sales Price:                        $ 350,000
Sales Terms:                        $ 200,000 down payment with seller carrying the balance at prime plus 8.5% amortized over 20 years and due in 10 years.
Sales Price per Sq.Ft.              $ 2.51
Verified by:                        Dataquick,Comps Incorporated
                                    Bradco Development, Broker Joe Brady (619)-951-5111

Comments:                           This was a purchase of 2-commercially zoned sites located on a comer lot.  The buyers have built a 10,000 square foot block retail building on the site for a Napa Auto Parts Store.

LAND SALE NO. 3

Location:                           East side of Hesperia Road, north of Seneca Rd.
Assessors Parcel Number:            474-174-2,4,5,6,7
Grantor:                            N/A
Grantee:                            N/A
Thomas Brothers Guide:              4296-E7
Document Number:                    Listed in 1990
Date of Sale:                       Current Listing 1990
Shape:                              Irregular
Frontage:                           On Hesperia Road
Utilities:                          All to the site
Topography:                         Rolling Topography
Size:                               392,040 sf or 9.00 acres
Zoning:                             C2T
Sales Price:                        $ 1,176,120 List Price
Sales Terms:                        All cash
Sales Price per Sq.Ft.              $ 3.00
Verified by:                        Grubb and Ellis (619)-243-1080

Comments:                           This Parcel is located in close proximity to the subject property and is a current listing which was available for sale during 1990.  The property has sloping topography with an interior lot location.  It is similar relative to location.

LAND SALE NO. 4

Location:                            NEC Cottonwood and Pahute, Victorville, CA
Assessors Parcel Number:             475-162-25
Grantor:                             Equity Clear
Grantee:                             Vision Heritage, L.P.
Thomas Brothers Guide:               4386-A5
Document Number:                     #90-103670
Date of Sale:                        March 20, 1990 closed
Shape:                               Irregular
Frontage:                            On Cottonwood and Pahute
Utilities:                           All to the site
Topography:                          Level
Zoning:                              C2,Victorville
Size:                                573,566 sf or 13.17 acres
Sales Price:                         $ 2,300,000
Sales Terms:                         All cash
Sales Price per Sq.Ft.               $ 4.01
Verified by:                         Dataquick,Comps Incorporated
                                     Historical Appraisal Report Submit.

Comments:                             This is a neighborhood shopping center site within a growing area.

LAND SALE NO. 5

Location:                           North Side of Green Tree, Approximately 750 East of Rodeo
                                    Victorville
Assessors Parcel Number:            477-251-16,68
Grantor:                            Harold J. Mort
Grantee:                            Victor Valley Board of Realtors
Thomas Brothers Guide:              4386-E2
Document Number:                    #34313
Date of Sale:                       January 26, 1990 closed
Shape:                              Irregular
Frontage:                           On Green Tree
Utilities:                          All to the site
Topography:                         Level
Zoning:                             C2, Victorville
Size:                               2.6 acres net or 113,256 sf
Sales Price:                        $ 285,000
Sales Terms:                        All cash
Sales Price per Sq.Ft.              $ 2.52
Verified by:                        Dataquick,Comps Incorporated
                                    Victor Valley Board of Realtors (760)-244-8841

Comments:                           This was a of an interior lot purchased to construct the board of
                                    Realtors office in Victorville. The site was vacant with all utilities to the site.

ANALYSIS OF THE SALES

The unit of comparison utilized within this analysis is the price square foot which is one of the most frequently utilized by purchasers of similar sites. Adjustments to the comparables were considered for financing, condition of sale, date of sale, location, size, topography, utilities, and other factors such as configuration and site improvements at the date of sale.

Adjustments to the sales were based on analysis of the subject data set to establish matched pair adjustments, from our past appraisal experience with similar commercial properties, interviews with developers and land brokers active in the market, and general market and economic trends.

A discussion of the various adjustments considered both the December 1990 and March 1998 dates of value.

FINANCING

Typically when seller carried financing is part of a sale transaction, it is considered to be beneficial to the buyer, since it enables ownership with a lower degree of capital outlay. Although a buyer may be able to achieve market financing, the terms of the seller financing are frequently favorable and granted by a party who is partial to the transaction. Factors that need be examined are loan to value (LTV), interest rate, term and loan expedition. Most of the sales were all cash transactions, however some of the sales required consideration for financing terms.

CONDITION OF SALE

The sales were all reportedly arms-length transactions between buyer & seller which sold for fair-market prices. Some of the historic sales were real estate owned (REO) transactions. However, they reportedly sold near fair market prices. Consequently, no adjustments will therefore be applied for this factor in the "historic" date of valuation. However, current Land Sale No. 1 was an REO, sold by Brentwood Mortgage, and required an upward adjustment for condition of sale, as the seller needed a quick sale.

Current Land Sale No. 3 was a current listing and required a downward adjustment for negotiations. Historic Land Sale No.3 also required a downward adjustment for negotiation for it too was a listing.

DATE OF SALE

In estimating time adjustments, we have made various comparisons within the data set to in order to establish a difference attributable to date of sale. We have also considered changes in the supply of land, commercial land prices, rents, vacancies, and market trends as previously discussed within the RETAIL MARKET OVERVIEW section of this report. This information is supportive of price changes for both the current and historic date of valuation. Adjustments for date of sale were also estimated via making all of the indicated adjustments to the sales, expect for time, and then comparing the results. Secondary sources, such as opinions of area developers and builders, have also been considered. We utilized adjustment factors of approximately 5% per year.

When analyzing the historic sales for the December 1990 date of value, all sales prior to December of 1990 warranted upward adjustments as the market was strengthening during this period. Sales which occurred, after the date such as comparable numbers one and two, however, required upward adjustments as they sold in inferior markets.

In considering this adjustment for the current date of valuation, we also made time adjustments of 5% per year. Sales two and three both required upward adjustments as the market has strengthened since these sales occurred.

LOCATION

Location adjustments were applied to the sales. Consideration was given to surrounding land uses, area amenities such as schools, retail & recreational facilities, local & regional access, highway proximity and the overall commercial appeal. Visibility is a key factor in commercial site selection and the subject was compared to the competing sites in terms of this factor. In addition, we considered the traffic flows of competing sites. Ingress and egress was also a consideration in the commercial sites selected as comparables.

In considering this adjustment for the historic date of valuation, Land Sale No. 2 on 7th Street, which is an intervehicular artery with good exposure, warranted a downward adjustment. Land Sale No. 4 also warranted a downward adjustment as it was adjacent to Interstate 15 Freeway.

In considering this adjustment for the current date of valuation Land Sale No. 2, on 7th Street, which is an intervehicular artery with good exposure, warranted a downward adjustment. In contrast, Land Sales 1 and 4 in Hesperia warranted upward adjustments due to their inferior locations in areas of lower rents and property values.

SIZE

Smaller parcels tend to sell for a higher price per square foot than larger parcels in theory (The Law of Diminishing Utility).

In considering this adjustment for the historic date of valuation, Land Sale No.5 was 2.60 acres and sold for $2.52 per square foot, while Land Sale No. 4 was significantly larger and sold for a higher price per square foot. Land Sale No. 2 was 3.20 acres and sold for $2.51 per square foot, and Land Sale No. 1 was larger selling for $2.05 per square foot with market conditions declining during this period. After consideration, we felt that size adjustments were not warranted. In considering this adjustment for the current date of valuation, the transactions sold from March of 1995 to March of 1998, with market conditions strengthening during this period. When matching these transactions, little support was found for size adjustments and again, none have here therefore applied.

TOPOGRAPHY

Topography is often a key element in purchasing commercial sites as earth moving costs can be substantial. In considering this adjustment for the historic date of valuation, Sale Numbers 1, 2, 4, and 5 were superior in topography warranting downward adjustments. In considering this adjustment for the current date of valuation, Sale No.2 was found to be superior and was therefore adjusted downwards.

UTILITIES/PAD STATUS

Proximity to and availability of utilities is a key element in the development of commercial sites. To bring laterals to the site can be costly, and dependent upon the proximity of the utilities to the site it can add significantly to the value of the parcel. This adjustment category also considers the degree of infrastructure in place.

In considering this adjustment for the historic date of valuation, Land Sales Nos. 2, 4, and 5 were superior in this respect. In determining the appropriate adjustment, we interviewed primary data sources in these transactions, city engineers, and city planners to best determine the offsites which were available to the specific parcels at the time which they sold. If the pads were fully engineered, we adjusted downwards.

In considering this adjustment for the current date of valuation, we followed the same basic steps. Sale No. 2 was a fully engineered pad with all utilities to the site warranting significant downward adjustment. The remaining sales were found to be fairly similar in this regards, respectively.

OTHER FACTORS

This category accounts for such factors as configuration and overall functional utility. Current Land Sale No.2 was located on 7th Street and was superior in configuration due to it's superior street design offering superior ingress and egress. Current Land Sale No.3 was a corner lot location, which would be a likely candidate for a service-station site, and has corner lot configuration which is superior.

DISCUSSION OF COMPARABLE SALES-DATE OF VALUATION DECEMBER 21, 1990

LAND SALE NO. 1 sold in December of 1993 for a cash sale price of $384,000, or $2.05 per square foot. The property sold approximately 36 months after the date of valuation and during this period values were declining dramatically, therefore we made an upward adjustment as 1990 was a superior market. We have utilized positive time adjustments of 5% per year for all sales occurring after the subject time period, to approximately 1995 when the market began to show signs of recovering. This property was a good indicator of state of development as it is raw commercial acreage without improvements, similar to the subject property. However, the property has superior topography and would require less grading, warranting a downward adjustment. The property is similar in the proximity to utilities, has paved roads similar to the subject property, and is located on streets with similar traffic counts. After adjustments were applied, an indicated price per square foot of $2.12 came into focus.

LAND SALE NO. 2 sold in September of 1993 for a cash equivalent sale price of $350,000, or $2.51 per square foot. The property was purchased to construct a Napa Automotive Parts store which has since been constructed. West Coast Realty Finance sold the property as an REO. According to Joe Brady at Bradco Development, it sold for market price and the seller financing did not impact the price. The seller carried paper in this transaction at 8.5%, amortized over 20 years, which was considered to be cash equivalent. The property sold approximately 33 months after the date of valuation and during this period values were declining. Therefore we made an upward adjustment as 1990 was a superior market. This site was highly improved and therefore we made a downward adjustment of 15% within the utilities category. The property has superior topography and would require less grading, thus warranting a further downward adjustment. Furthermore, the property is located on streets with superior traffic counts warranting a downward adjustment for location. After adjustments were applied an indicated price square foot of $1.73 came into focus.

LAND NO. 3 was listed in December of 1990 for a cash price of $1,176,120, or $3.00 per square foot. The property is in close proximity to the subject, as it is located on Hesperia Road. It has similar topography, similar visibility, was in a similar state of development, and had similar utilities. However, a downward adjustment for listing status is warranted. After adjustments were applied, an indicated price per square foot of $2.10 came into focus.

LAND SALE NO. 4 sold in March of 1990 for a cash price of $2,300,000, or $4.01 per square foot. The property was purchased to construct a neighborhood shopping center and was purchased on a finished pad basis. This arm's length transaction sold approximately 9 months prior to the date of valuation and during this period, values were increasing. We considered an adjustment for conditions of sale as Equity Clear is an REO selling entity. However, according to the agents the property was exposed to the market for a reasonable period of time and no adjustment was made. This property had a finished pad and therefore we made a downward adjustment of 20%. The property also has superior topography and required less grading, warranting a further downward adjustment. The property is located on streets with similar traffic counts. However, a downward adjustment for location was made as the property had good visibility from Interstate 15. After adjustments were applied, an indicated price square foot of $2.07 came into focus.

LAND SALE NO. 5 sold in January of 1990 for a cash price of $285,000, or $2.52 per square foot. The property was purchased to construct the Victor Valley Board of Realtors Office. The property sold approximately 11 months prior to the date of valuation and during this period values were increasing, therefore we made an upward adjustment. This property had superior utilities and therefore we made a downward adjustment. The property also has superior topography and would require less grading, thus warranting a further downward adjustment. The property is similar relative to location. After adjustments were applied, an indicated price per square foot of $2.12 came into focus.

Please see the forthcoming adjustment grid for historic comparables 1 through 5.

-------------------------------------------------------------------------------
          LAND SALE ADJUSTMENT GRID-DECEMBER 21, 1990 DATE OF VALUE
                        6.12 ACRES OF COMMERCIAL LAND
                               VICTORVILLE, CA
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
DATA       LOCATION                $/SF       Financing     Sub        Cond Of    Sub     Time     Sub   Location
No.                                                         Total      Sale       Total            Total
-----------------------------------------------------------------------------------------------------------------
   NEC of Midtown Drive
1  & Amargosa Road
   Victorville, CA                 $2.05       0%          $2.05       0%        $2.05     15.0%    $2.36    0%
-----------------------------------------------------------------------------------------------------------------
   SEC of 7th
2  and Merril
   Victorville, CA                 $2.51       0%          $2.51       0%        $2.51     15.0%    $2.89  -20%
-----------------------------------------------------------------------------------------------------------------
  East side of Hesperia Rd
3 North of Seneca Rd.
  Victorville, CA                  $3.00       0%          $3.00     -30%        $2.10      0.0%    $2.10    0%
-----------------------------------------------------------------------------------------------------------------
   NEC of Cottonwood and
4  Pahute
   Victorville, CA                 $4.01       0%          $4.01       0%        $4.01      3.0%    $4.13  -20%
-----------------------------------------------------------------------------------------------------------------
   North side of Green Tree
5  East of Rodeo Drive
   Victorville, CA                 $2.52       0%          $2.52       0%        $2.52      5.0%    $2.65    0%
-----------------------------------------------------------------------------------------------------------------

                                  Unadjusted $/SF                                  $2.05   to      $4.01
                                  Adjusted $/SF                                    $1.73   to      $2.12
-----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------

DATA       LOCATION              Size     Topo   Utilities    Other    TOTAL    ADJUSTED
No.                                                                    ADJ.      $/SF
-------------------------------------------------------------------------------------------
   NEC of Midtown Drive
1  & Amargosa Road
   Victorville, CA                0%       -10%        0%      0%        -10%    $2.12
-------------------------------------------------------------------------------------------
   SEC of 7th
2  and Merril
   Victorville, CA                0%        -5%      -15%      0%        -40%    $1.73
-------------------------------------------------------------------------------------------
  East side of Hesperia Rd
3 North of Seneca Rd.
  Victorville, CA                 0%         0%        0%      0%          0%    $2.10
-------------------------------------------------------------------------------------------
   NEC of Cottonwood and
4  Pahute
   Victorville, CA                0%       -10%      -20%      0%        -50%    $2.07
-------------------------------------------------------------------------------------------
   North side of Green Tree
5  East of Rodeo Drive
   Victorville, CA                0%       -10%      -10%      0%        -20%    $2.12
-------------------------------------------------------------------------------------------
                                 CONCLUDED $/SF
                                 CONCLUDED VALUE:    266,568   $2.00      =      $533,136
                                                             ROUNDED             $530,000
-------------------------------------------------------------------------------------------

                                      -49-

CONCLUSION- MARKET VALUE AS OF DECEMBER 21, 1990

Prior to adjustments, the prices per square foot ranged from $2.05 to $4.01. After applying the foregoing adjustments, a price per square foot of $1.73 to $2.12 came into focus. Comparable Nos. 1 and 3 were found to be the most meaningful indicators of value, due to their fairly similar characteristics and minimal adjustments. Overall, based on the preceding analysis, we have reasonably concluded to a unit value of $2.00 per square foot for the subject. THIS EQUATES TO A VALUE OF APPROXIMATELY $530,000 (266,568 sq.ft. X $2.00/sf ).

                         COMMERCIAL LAND SALES SUMMARY
                         MARCH 31, 1998 - DATE OF VALUE


DATA NO.                                    SALE              SIZE LOT          SALEPRICE        PROPOSED
LOCATION                                    DATE              ZONING            $/SF             USE
------------                                -----             ------            ----             ---
Land Sale No.1                              11-97             2.64 Acres        $85,000          Retail
On Juniper Street                                             C-3               $0.74 SF
Between Smoke Tree & Main St.
Hesperia, CA

Land Sale No.2                              05-96             1.4 Acres         $469,155         Retail
14475 7th Street                                              C2                $7.69 SF
Victorville, CA

Land Sale No.3                              03-98             1.37 Acres        $300,000         Retail
NW Cnr Seneca Rd &                          Listing           C2-T              $5.03 SF
Hesperia Rd.
Victorville, CA

Land Sale No.4                              03-95             9.57 Acres        $300,000         Retail
E of Mariposa Rd.                                             C2                $0.72 SF
On PhelanRd
Hesperia, CA

                        LOCATION MAP COMPARABLES 2 & 3
                         MARCH 31, 1998 DATE OF VALUE

                                     [MAP]

                        LOCATION MAP COMPARABLES 1 & 4
                         MARCH 31, 1998 DATE OF VALUE

                                     [MAP]

LAND SALE NO. 1

Location:                           On Juniper Street between Smoke Tree and Main Street
                                    Hesperia, CA
Assessors Parcel Number:            410-135-12
Grantor:                            Brentwood Mortgage, Inc.
Grantee:                            Maria L. Martinez
Thomas Brothers Guide:              4476-G6
Document Number:                    97-407139
Date of Sale:                       November 5,1997 closed
Shape:                              Irregular
Frontage:                           On Main Street
Utilities:                          All to the site
Topography:                         Raw Land, rolling
Zoning:                             C-3, Hesperia
Size:                               114,865 sf or 2.64 acres
Sales Price:                        $ 85,000
Sales Terms:                        $20,000 down payment, 1st TD seller
Sales Price per Sq.Ft.              $0.74
Verified by:                        Dataquick, Comps Incorporated, Ed Mustafa @ Brentwood
                                    Mortgage (760)-241-3011

Comments:                           This Parcel is raw land located in the city of Hesperia.  The property has rolling topography, similar to the subject, and is in a similar state of development.


LAND SALE NO. 2

Location:                            14475 7th Street, Victorville, CA
Assessors Parcel Number:             396-201-16
Grantor:                             Jorad, Ltd.
Grantee:                             Pep Boys of California
Thomas Brothers Guide:               4386-C1
Document Number:                     96-159607
Date of Sale:                        May 6, 1996 closed
Shape:                               Irregular
Frontage:                            On 7th Street
Utilities:                           All to the site
Topography:                          Level
Zoning:                              C2, Victorville
Size:                                60,984 sf or 1.4 acres
Sales Price:                         $ 469,155
Sales Terms:                         All cash
Sales Price per Sq.Ft.               $ 7.69
Verified by:                         Dataquick, Comps Incorporated, Vicki Donkin @ Grubb and Ellis
                                     (909)-605-1100

Comments:                            The parcel was purchased by Pep Boys to construct a new 22,500 retail building.  This parcel is in a superior location and is a finished pad superior to the subject property.

LAND SALE NO. 3

Location:                           NW Corner of Seneca Road and Hesperia Road
Assessors Parcel Number:            0477-321-21
Grantor:                            Owner
Grantee:                            N/A
Thomas Brothers Guide:              4296-E7
Document Number:                    N/A-Current Listing
Date of Sale:                       March 1998 - Listing
Shape:                              Irregular
Frontage:                           On Seneca Road and Hesperia Road
Utilities:                          All to the site
Topography:                         Level
Zoning:                             C2-T, Hesperia
Size:                               59,677 SF or 1.37 Acres
Sales Price:                        $ 300,000
Sales Terms:                        All cash
Sales Price per Sq.Ft.              $ 5.03/SF
Verified by:                        Agent

Comments:                           This parcel is a current listing located immediately southwest of the subject property on the west side of Hesperia Road and the north side of Seneca Road.  The parcel is zoned C2-T and is currently listed at
                                    $5.03 per square foot.  The agent indicated that the  property had been off of the market for a time and that it is still technically for sale.
                                    This property has a superior corner location.

LAND SALE NO. 4

Location:                           On Phelan Road, East of Mariposa, Hesperia, CA
Assessors Parcel Number:            405-062-56
Grantor:                            Georgia B. Alvarez
Grantee:                            Christopher M. and Andrea C Lehman (et al)
Thomas Brothers Guide:              4475-G5
Document Number:                    95-062158
Date of Sale:                       March 1, 1995
Shape:                              Irregular
Frontage:                           On Phelan Road
Utilities:                          All to the site
Topography:                         Level
Zoning:                             C2, Hesperia
Size:                               416,667 sf or 9.57 acres
Sales Price:                        $ 300,000
Sales Terms:                        $ 50,000 down payment (17%), 1st Td seller $250,000 interim financing.
Sales Price per Sq.Ft.              $ 0.72
Verified by:                        Dataquick, Comps Incorporated
                                    Carl Van Bergen @ Home Real Estate (619)-241-6581

Comments:                           This Parcel is located in a developing
                                    commercial neighborhood with a Stater
                                    Brothers shopping center having been
                                    developed to the South at Roy Rogers Drive
                                    and Amargosa Roads. This site does not have
                                    curbs and gutters to the site.


DISCUSSION OF COMPARABLE SALES
CURRENT DATE OF VALUATION MARCH 31, 1998

LAND SALE NO. 1 sold in November of 1997 for a cash equivalent sale price of $85,000, or $0.74 per square foot. The property is a recent sale transaction. The seller carried a 2nd TD at a market rate and therefore no financing adjustment was made. This property is a good indicator of state of development as it is raw commercial acreage without improvements, similar to the subject property. The property is similar in the proximity to utilities, topography, and has paved roads similar to the subject property. Hesperia is regarded as an inferior market due to lower rents and we have applied an upward adjustment for location. It was an REO (Brentwood Mortgage) sale transaction, and we made an upward adjustment for condition of sale. After adjustments were applied, an indicated price per square foot of $1.06 came into focus.

LAND SALE NO. 2 sold in May of 1996 for a cash equivalent sale price of $469,155, or $7.69 per square foot. The property has an older date of sale, with values having increased. Therefore, we applied an upward 10% time adjustment. This property was in a superior state of development as it is was a finished pad with all offsites, superior to the subject property, and a downward adjustment is applied. The property has superior topography and would require less grading, warranting a further downward adjustment. The property was purchased by Pep Boys to construct a new 22,500 square foot retail building. The location was superior to the subject property with superior visibility and traffic flow. Reportedly, engineering and architectural was also included in the sale price. The property was superior in configuration, which warranted a further downward adjustment. After adjustments were applied, an indicated price per square foot of $1.69 came into focus.

LAND SALE NO. 3 is a current listing of a 1.37 acre parcel of land located on the northwest corner of Hesperia Road and Seneca Road, immediately southwest of the subject property and it's location is similar. This data was useful in determining the upper limit of the value spectrum. This parcel is superior in topography, similar in proximity to utilities. We made a downward adjustment for negotiations as it was a listing. In addition, we made a downward adjustment for configuration (in the other category) as this corner lot location offered excellent ingress and egress potential. After adjustments were applied, an indicated price per square foot of $1.81 came into focus.

LAND SALE NO. 4 sold in March of 1995 for a cash equivalent sale price of $300,000, or $0.72 per square foot. Due to it's older date of sale, an upward adjustment is applied. This property was a good indicator of state of development, as it is raw commercial acreage without improvements, similar to the subject property. Hesperia is regarded as an inferior market due to lower rents and we have applied an upward adjustment for location. The property has similar topography. After adjustments were applied, an indicated price per square foot of $0.91 came into focus.

Please see the forthcoming adjustment grid for current comparables 1 through 4

         LAND SALE ADJUSTMENT GRID-MARCH 31, 1998 DATE OF VALUE
                      6.12 ACRES OF COMMERCIAL LAND
                               VICTORVILLE, CA

----------------------------------------------------------------------------------------------------------------------
DATA       LOCATION                $/SF       Financing     Sub       Cond Of      Sub     Time     Sub   Location
No.                                                         Total      Sale       Total            Total
----------------------------------------------------------------------------------------------------------------------
     On Juniper St. Between
1    Smoke St. & Main St.
     Hesperia, CA                   $0.74       0.00%       $0.74      30%        $0.96     0.0%   $0.96     10%
----------------------------------------------------------------------------------------------------------------------
2    14475 7th Street
     Victorville, CA                $7.69       0.00%       $7.69       0%        $7.69    10.0%   $8.46    -20%
----------------------------------------------------------------------------------------------------------------------
     NW Cnt of Hesperia Road
3    and Seneca Road                $5.03       0.00%       $5.03     -40%        $3.02     0.0%   $3.02      0%
     Victorville, CA              Listing
----------------------------------------------------------------------------------------------------------------------
     On Phelan Road
4    East of Mariposa Road
     Hesperia, CA                   $0.72       0.00%       $0.72       0%        $0.72    15.0%   $0.83   10.0%
----------------------------------------------------------------------------------------------------------------------

Unadjusted $/SF                                  $0.72   to      $7.69
Adjusted $/SF                                    $0.91   to      $1.81
----------------------------------------------------------------------

----------------------------------------------------------------------

Data Location                    Size     Topo   Utilities    Other    TOTAL    ADJUSTED
No.                                                                    ADJ.      $/SF
-------------------------------------------------------------------------------------------
     On Juniper St. Between
1    Smoke St. & Main St.
     Hesperia, CA                  0%       0%        0%        0%       10%      $1.06
-------------------------------------------------------------------------------------------
2    14475 7th Street
     Victorville, CA               0%     -10%      -40%      -10%      -80%      $1.69
-------------------------------------------------------------------------------------------
     NW Cnt of Hesperia Road
3    and Seneca Road
     Victorville, CA               0%     -10%        0%      -30%      -40%      $1.81
-------------------------------------------------------------------------------------------
     On Phelan Road
4    East of Mariposa Road
     Hesperia, CA                  0%       0%        0%        0%       10%      $0.91
-------------------------------------------------------------------------------------------

CONCLUDED $/SF
CONCLUDED VALUE:    266,568   $1.00      =      $266,568
                            ROUNDED             $270,000
--------------------------------------------------------

CONCLUSION- MARKET VALUE AS OF MARCH 31, 1998

Prior to adjustments, the prices per square foot ranged from $0.72 to $7.69. After applying the foregoing adjustments, a price per square foot of $0.91 to $1.81 came into focus. Comparable No.3, which was the current listing, helped us in defining the upper end of the value spectrum. Sale No.1 and 4 were the best indicators of value as they required the least adjustments. Overall, based on the preceding analysis, we have reasonably concluded to a unit value of $1.00 per square foot for the subject. THIS EQUATES TO A VALUE OF APPROXIMATELY $270,000 (266,568 sq.ft. X $1.00/sf )

ADDITIONAL MARKET DATA SUPPORT

HISTORIC LAND SALE NO. 1 sold in December of 1993 for a cash equivalent sale price of $384,000, or $2.05 per square foot. This property is also currently listed for $400,000, or $2.14 per square foot. When compared to the subject, based upon the March 25, 1998 date of value, a downward adjustment for negotiations is warranted. This property was a good indicator of state of development as it is raw commercial acreage without improvements, similar to the subject property. The property has superior topography and would require less grading warranting a downward adjustment. The property is similar in the proximity to utilities, has paved roads similar to the subject property, and is located on streets with similar traffic counts.

After adjustments were applied, an indicated price per square foot of $1.00 to $1.25 came into focus. Overall, this data provides for secondary value support.

                                   VALUATION

Based on the investigations undertaken, the analyses made, and on our experience as a real estate analysts and appraisers, and subject to the Assumptions and Limiting Conditions set forth within this report, the subject property has market value estimates as follows:


                     MARKET VALUE AS OF DECEMBER 21, 1990
                     FIVE HUNDRED THIRTY THOUSAND DOLLARS
                                 $ 530,000

                      MARKET VALUE AS OF MARCH 31, 1998
                     TWO HUNDRED SEVENTY THOUSAND DOLLARS
                                 $ 270,000

EXPOSURE PERIOD

Our research regarding the current exposure period for the subject property consisted of an analysis of the submitted sale comparables and interviews with area real estate brokers. The surveyed sales were found to range from 6-24 months. A review of additional sale data has indicated ranges typically at the 10-to-12 month level.

Based upon this research, we have concluded to a exposure period 10-to-12 months for the subject, which is the same as its Marketing Period.

                                    ADDENDA

                          QUALIFICATIONS OF APPRAISERS

                               QUALIFICATIONS OF
                              DAVID J. LIKAS, MAI

                            PROFESSIONAL BACKGROUND

Actively engaged in the real estate profession since 1983. Principal of Likas & Associates, a real estate appraisal firm with offices located at:

                         20101 SW BIRCH STREET, SUITE 150B
                             NEWPORT BEACH, CA 92660

Before starting Likas & Associates, Mr. Likas was employed as Senior Appraiser at Pacific Real Estate Consultants, Newport Beach, California. Prior to that, was employed as associate appraiser with Joseph J. Blake and Associates, San Francisco, California. Additional real estate experience includes three years of mortgage banking with Citicorp Savings and First Interstate Mortgage Company, Orange County, California.

                           PROFESSIONAL AFFILIATIONS

Member of the Appraisal Institute, with MAI designation (No. 8807).


                                   LICENSES

Certified General Real Estate Appraiser, State of California Office of Real Estate Appraisers (No. AG003694).

                             EDUCATIONAL ACTIVITIES

University of Southern California, Los Angeles, California. B.S., Business Administration, 1983.

Courses sponsored by the Appraisal Institute:

         Course 1A-1                Real Estate Appraisal Principals
         Course 1A-2                Basic Valuation Procedures
         Course 1B-A                Capitalization Theory and Techniques, Part A
         Course 1B-B                Capitalization Theory and Techniques, Part B
         Course 2-1                 Case Studies in Real Estate Valuation
         Course 2-2                 Valuation Analysis and Report Writing
         Course S-PP                Standards of Professional Practice

Numerous seminars and courses on real estate appraisal and other related topics on a continuing basis.

                              SCOPE OF EXPERIENCE


VACANT LAND

Single-family residential sites, multi-family residential sites, commercial and industrial sites, acreage, master planned communities.

RESIDENTIAL

Residential subdivisions, single-family residences, apartments, condominiums, planned unit developments.

COMMERCIAL

Shopping centers, retail stores, general office buildings, medical office buildings, office and retail condominiums, car dealerships.

INDUSTRIAL

Single and multi-tenant warehouses and manufacturing buildings, distribution buildings, business parks, R & D buildings, mini- warehouses.

SPECIAL PURPOSES

Hotels, master planned communities, dormitories, senior housing facilities, bowling alleys, health clubs, marinas, timeshares, restaurants, theaters, churches, schools, mixed-use developments, and condemnation appraisals.

                 QUALIFICATIONS OF NOBLE R.TUCKER JR., SRA

EXPERIENCE
         Mr. Tucker has extensive experience in appraisal and consulting projects consisting of investment-quality office buildings, shopping centers, industrial planned communities, residential subdivisions, multi-family housing, single family homes, and vacant land throughout the Southwestern United States. Mr. Tucker is also an expert in the valuation of businesses.

         Mr.Tucker has performed valuations on proposed, partially completed, renovated, and existing structures. Mr. Tucker has qualified as an expert witness before various judicial and quasi-judicial bodies and has testified in Superior Court, Bankruptcy Court, and Municipal Court, on matters involving real estate in civil cases.

         A large portion of Mr. Tucker's real estate appraisal experience involves real estate and business consulting. Mr. Tucker also assists clients in attaining real estate and business related financing through debt offerings. In addition he assists clients in equity financing through public offerings and private placements, debt offerings, loans, mergers acquisitions and divestitures, accounts receivable financing, factoring, lease/buy-back financing, real estate portfolio sales assistance. Mr. Tucker has been involved in negotiations regarding real estate portfolios in excess of $125,000,000.

PREVIOUS EXPERIENCE
         Prior to working for Likas and Associates, Mr. Tucker was Chief Appraiser at Traditional Mortgage in Woodland Hills, California. Duties included overseeing major loan appraisals on apartments and high dollar single family residences (1984-1985).

         From 1980-1996 Mr.Tucker was an independent fee appraiser working for firms such as Steve Smith and Associates in Canoga Park, Kennedy Appraisal Service in Los Angeles, Chua Bailey and Associates in Glendale, Southland Appraisal Services in Anaheim, Lenders Technology Service in Santa Ana, Lenders Service in Pittsburgh, and several other firms.

         Prior to working the Real Estate Appraisal Profession Mr.Tucker was involved in the construction industry. From 1975 to 1980 duties included project management, sales, job-site supervision, and construction superintendent.

PROFESSIONAL ASSOCIATIONS
         S.R.A. Designated member of The Appraisal Institute. Designated in August of 1991 Member #549981735.

PROFESSIONAL AFFILIATIONS
         MAI CANDIDATE with The Appraisal Institute.

STATE LICENSES/CERTIFICATIONS
         CERTIFIED GENERAL REAL ESTATE APPRAISER with the State of California. This allows Mr. Tucker to appraise any type of property (within his capabilities) within the State of California. License Number AG001532. Expires January 31, 2001.

EDUCATION
         Western Illinois University, Board of Governors Bachelor of Arts
         Degree

        COURT EXPERIENCE/EXPERT WITNESS TESTIMONY
Mr. Tucker has testified as an expert witness numerous times over the past 15 years. He has testified in Superior Court, Bankruptcy court, and testified at Fair Value hearings in Los Angeles County, Orange County, Riverside County, San Diego County, Ventura County, and San Bernardino County. In addition to expert witness testimony Mr. Tucker has been hired as an arbitrator to resolve real estate disputes between parties.

          APPRAISAL COURSES SUCCESSFULLY COMPLETED -THE APPRAISAL INSTITUTE

1) Capitalization Theory and Techniques Part A/Course 1ba The Appraisal Institute-The Conference Center in San Diego (October 31 to November 09, 1991)
2) Capitalization Theory and Techniques Part B/Course 1bb The Appraisal Institute-The Conference Center in San Diego (November 14, to November 23, 1991)
3) Principals of Income Property Appraising/Course 201 The Appraisal Institute-Glendale College of Law (April 09 to June 25, 1988)
4) Standards of Professional Practice part A/Course SPPA The Appraisal Institute-San Diego Chapter(May 10 to May 11, 1991)
5) Standards of Professional Practice part b/Course SPPB The Appraisal Institute-San Diego Chapter (May 17 to May 18, 1991)
6) Real Estate Appraisal Principles/Course 1a1 The Appraisal Institute-University of Southern California (January 04 to February 08, 1986)
7) Residential Valuation/Course 8-2 The Appraisal Institute-University of Southern California (June 16 to June 22, 1985)
8) Standards of Professional Practice/Course 2-3-Southern California Chapter (July 14 to July 17, 1985)The Appraisal Institute
9) Basic Valuation Procedures/Course 1a2 The Appraisal Institute-Biola University (August 01 to September 19, 1987)
10) Report Writing and Valuation Analysis Course 540 The Appraisal Institute-Orange County Chapter (September 01 through September 09,
         1994)
11) Advanced Applications Course 550 The Appraisal Institute-Pepperdine University (November 10 through November 19, 1994)
12) Course 120-Basic Income Capitalization The Appraisal Institute-University of San Diego June 08 through June 16, 1995)
13) Case Studies in Real Estate Valuation The Appraisal Institute-Glendale College of Law (June 1-9 1984)
14) Standards of Professional Appraisal Practice Part A and B-University of San Diego (June 1996)
15) Advanced Income Approach-Southern California Chapter May-June 1997, Tustin, California
16)      Highest and Best Use and Market Analysis, Course 520, Montrose
         California AG97

SEMINARS ATTENDED:

1)       State License Preparation-Certified General Appraiser
2)       State License Preparation-Certified Residential Appraiser
3)       California OREA License Seminar (1996)
4)       Demonstration Appraisal Report-Non Income Producing Property.
5)       Demonstration Appraisal Report--Income Producing Properties.
6)       Valuation of Leasehold Interests
7)       HP 12/C Seminar
8)       Easement Valuation
9)       The Appraisers Complete Review Seminar
10)      Legal Workshop
11)      Business Valuation
12)      Personal Property Valuation
13)      Easement Valuation
14)      Ted Whitmere's Reveiw Seminar

UNIVERSITY REAL ESTATE COURSES SUCCESSFULLY COMPLETED
1)       Real Estate Foundation
2)       Residential Appraisal
3)       Selected Topics in Real Estate-Nursing Homes
4)       Selected Topics in Real Estate-Gasoline Service Stations
5)       Selected Topics in Real Estate-Residential Subdivisions
6)       Selected Topics in Real Estate-R.V. Resorts
7)       Contemporary Issues in Real Estate
8)       Income Property Appraising
9)       Advanced Real Estate Evaluation
10)      Real Estate Law Portfolio
11)      Land Development Regulations
12)      Report Writing
13)      Land Development Regulations
14)      Computer Applications in Real Estate Analysis
15)      Residential Property Development
16)      Real Estate Property Management
17)      Real Estate Finance
18)      Narrative Report Writing

BROKERAGE COURSES
Completed All the necessary courses to qualify to take the California State Real Estate Brokerage Exam (8 courses total)

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